Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*  *  *

The following are English translations of the press releases issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa, S.A. and the agreement between Gas Natural SDG with Iberdrola for the sale of certain assets in connection with the offer for Endesa.

GAS NATURAL SDG LAUNCHES A PUBLIC OFFER FOR 100% OF THE SHARE CAPITAL OF ENDESA

•      The offer implies a total value for Endesa’s share capital of €22,549 million, or €21.30 per share, which represents a premium of 14.8% to last Friday’s closing share price and a premium of 19.4% to Endesa’s average share price over the last six months.

• The offer consists of a share exchange and a payment in cash in a ratio of 65.5% and 34.5%, respectively.

•      The new group will be the third largest utility in the world, and the largest gas and electricity player in Spain and Latin America, with 16 million customer accounts in Europe and more than 30 million globally.

•      Gas Natural SDG has reached agreement with Iberdrola for the sale of certain assets following the acquisition of Endesa, which has been entered into in the context of the overall disposal plan for the transaction, subject to the success of the offer for Endesa.

•      These transactions advance the strategic objectives of both companies, increase effective competition within the Spanish energy market and accelerate the liberalisation process, with corresponding benefits for shareholders and consumers.

• The estimated capital investment by the resulting combined group is expected to amount to up to €17 billion over the 2006-2009 period.
The Board of Directors of Gas Natural SDG, S.A. agreed unanimously today to launch a public offer for 100% of the share capital of Endesa, S.A.

The transaction has been presented to the Comisión Nacional del Mercado de Valores (CNMV) and will be submitted for the consideration of other relevant authorities. The consideration in the offer will be comprised of a mix of shares and cash in a ratio of 65.5% and 34.5%, respectively.

Based on the closing price of the Gas Natural SDG stock on 2 September 2005, the exchange ratio and the cash element, the offer values Endesa at €21.30 per share, which represents a premium of 14.8% over the closing price of the Endesa stock on that same date, and a premium of 19.4% over the average price of the Endesa stock over the last six months.

Accepting Endesa shareholders will receive €7.34 in cash and 0.569 newly issued Gas Natural SDG shares for each Endesa share.

The financing of the cash portion of the offer has been covered through a loan and bank guarantee in the amount of €7,806 million, underwritten by Société Générale, UBS Investment Bank and La Caixa.

Agreement with Iberdrola

Gas Natural SDG and Iberdrola today signed a sale and purchase agreement for certain assets of Gas Natural SDG in connection with the proposed combination with Endesa, subject to successful completion of the offer for Endesa.

The assets subject to this agreement include electricity generation units owned by Endesa in Spain and elsewhere in Europe, certain electricity distribution networks in Spain, and certain gas distribution zones with approximately 1.25 million customers in areas of Spain where Iberdrola currently operates.

The transaction will be carried out at market values, to be determined by internationally recognized Investment Banks.

This agreement fits into the overall disposal plan of electricity and gas assets that Gas Natural SDG intends to present to the Spanish authorities in respect of the public offer for the shares of Endesa.

Details of the transaction

The new shares which Gas Natural SDG will issue as part of the consideration in the transaction will be ordinary shares of Gas Natural SDG, which will have equal economic and governance rights following the registration of the corresponding capital increase. The cash portion of the consideration has been guaranteed through a bank guarantee that has been presented to the CNMV.

The offer is conditional on Gas Natural SDG reaching acceptances for shares representing 75% of the share capital of Endesa.

In addition, the offer is conditional on the modification by the General Shareholders meeting of Endesa of Article 32 of the Bylaws of Endesa, in order to eliminate any limitation or restriction in respect of the voting rights of Endesa shareholders; of Articles 37 and 38, which govern the composition of the majority of the Board of Directors; and of Article 42 in order to eliminate any conditions for the nomination as member of the Board of Directors of Endesa or as its Chief Executive, other than conditions resulting from incompatibilities set by law.

A new energy group and international leader

The new group will be the third largest utility in the world, and the largest gas and electricity player in both Spain and Latin America, with 16 million customer accounts in Europe and more than 30 million globally.

The transaction, as proposed by Gas Natural SDG, has a sound industrial logic, which should allow for value creation for both groups of shareholders and the accelerated achievement of the strategic objectives of both companies.

The new group will be a global leader in energy markets covering gas and electricity, with a diversified portfolio of assets that represent an ideal platform to take advantage of the most attractive business opportunities in the companies’ current markets.

In electricity generation, the combined assets of both companies after the planned disposals are expected to result in an optimal generation mix.

The transaction is structured to position the new group with a sound financial structure which will provide a platform for continued investment in regulated businesses and attractive liberalised activities. It shall also allow it to maintain the commitments made to shareholders in respect of capital returns.

Increasing competition in the Spanish energy market

This transaction, and the following sale of assets, will lead to a sector restructuring in Spain and would contribute to an increase of the effective competition in the Spanish energy market.

The process is consistent with similar trends in Europe, and will permit the creation of integrated gas and electricity companies with strong investment commitment with the objective of strengthening of the quality of service and security of supply for all the customers.

Value creation and synergies

The proposed transaction is expected to create value for shareholders in the new group in view of its competitive position and the industrial logic of the combination. We believe that the proposed combination with Endesa will result in significant potential synergies based on our current estimate that potential annual cost savings may amount to up to €350 million annually from 2008.

We believe that approximately half of the potential annual cost savings will be derived from the integration of the commercial platforms of the companies, call centres, billing and customer services and marketing. In addition, we expect a reduction in corporate and administrative expense of up to €85 million as well as potential savings of up to €90 million from the integration of information systems.

In addition to the estimated €350 million of potential annual cost savings, we believe that the new group will have the potential to achieve additional cost savings in the distribution area in respect of purchases and third party services. The new group intends to invest these savings, estimated at approximately €75 million per year, in continuing to improve quality of service levels in regulated activities.

Growth opportunities for the new group

The planned investments for the resulting group over the period 2006-2009 amount to up to €17 billion, of which more than 60% are expected to be in the generation and distribution activities in Spain, with special emphasis on improving the quality of service in the regulated business and in taking advantage of joint gas and electricity opportunities.

The new group is expected to benefit from its position in the LNG market, through a joint venture with Repsol YPF that should allow for flexibility in supply, optimisation of sea transport, and an increase in its trading activities.

This position, together with the combined cycle generation facilities of Gas Natural SDG (1,600 MW in operation and 1,200 MW which is expected to commence operation by 2006), will allow the new group to optimise its generation park, as well as benefit from a diversified fuel mix and broad energy management experience. In addition, the new group is expected to achieve a substantial position in renewable energy, in line with the recently approved Renewable Energy Plan.

The new group will have the clear objective of maintaining its leadership position in the Spanish energy market, through the advancement of the strategic objectives of Gas Natural in the area of CCGT generation combined with flexible and competitive gas supply.

The new group will be a leader by installed capacity in CCGT generation. Its aim is to have 8,400 MW of installed capacity by the end of 2009.

In the area of renewable energy, the group envisages operating 4,000 MW of installed capacity by 2009, which represents a doubling of capacity from 2005.

This transaction is expected to result in an optimal generation mix with a level of diversification in line with the overall Spanish market.

In Italy, the strong present positions of Endesa and Gas Natural SDG in the gas and electricity generation markets will be an ideal platform to take advantage of new growth opportunities. Gas Natural SDG envisages selective acquisitions with a view of reaching more than 700,000 clients by the end of 2009. Endesa is currently developing various projects to increase its combined cycle generation capacity. In addition, both companies have different plans for LNG regasification facilities.

In Latin America, Gas Natural SDG and Endesa are the key companies in the electricity and gas markets in its principal capitals, thus providing an excellent growth platform for the new group.

Territorial organisation

The new group will have its registered office in Barcelona and will have corporate offices in Madrid and Barcelona.

The new group will have five major business areas: Upstream and Midstream Gas, which will include the development of integrated LNG projects, the management of LNG sea transport and the operation of the Maghreb-Europe pipeline; Energy Management and Wholesale Commercialisation; Generation Europe; Distribution and Retail Commercialisation Europe; and, lastly, Latin America.

The new group will have a regionalised organisational structure with the objective of establishing closer links between the activities of the group and the markets and clients to which it provides services.

The new group plans to maintain the current regional structure of the gas distribution companies, and, additionally, create two separate companies for the distribution of gas in Catalonia and Madrid.

In electricity generation and distribution, a regional corporate structure will be established, which will incorporate asset ownership as well as development, operating and maintenance personnel.

The following companies will thus be created:

•	FECSA – ENHER Distribución and FECSA – ENHER Generación

•	SEVILLANA Distribución and SEVILLANA Generación

•	ERZ Distribución and ERZ Generación

•	GESA Distribución and GESA Generación

•	UNELCO Distribución and UNELCO Generación

Human resources

This territorial organisation, as well as the entire transaction, will require the efforts of both teams of Gas Natural SDG and Endesa to achieve the strategic objectives of the new group and to guarantee the continued high standard of operation and provision of services to its more than thirty million customers.

Barcelona, 5th September 2005

This is a translation of a Spanish language press release.

In case of discrepancies the Spanish version will prevail. All press releases of Gas Natural SDG related to this transaction will be available on the web: www.gasnatural.com

IMPORTANT LEGAL INFORMATION

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

This communication is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) are persons falling within Article 47 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“financial journalists”) (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This communication, which has not been and will not be submitted to the French Autorité des marchés financiers, is made available in France only to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), provided in each case that such investors are acting for their own account, and/or to persons providing portfolio management financial services (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), all as defined and in accordance with Article L. 411-2 of the French Code monétaire et financier and Decreee no. 2005-1007 dated 2 August 2005.

GAS NATURAL REACHES AGREEMENT WITH IBERDROLA

TO SELL ASSETS AFTER ENDESA’S ACQUISITION

•	The Agreement is subject to completion of the Takeover Bid

over ENDESA launched by Gas Natural SDG today.

Gas Natural SDG and Iberdrola have signed an agreement today whereby Iberdrola will acquire certain assets from the combined company, resulting of the acquisition of Endesa by the gas utility.

The sale agreement comprises power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain in Italy), and certain gas distribution systems in Spain that cover 1.25 million customers in areas where Iberdrola currently operates.

The transaction under consideration will be carried out at market values, to be determined by internationally recognized Investment Banks. Its amount may be preliminarily estimated in a range between Euro 7,000 and 9,000 million.

This agreement fits into the gas and electric asset disposal plan that Gas Natural intends to present to the Spanish authorities in connection with the Takeover Bid for ENDESA.

The deal provides Gas Natural and Iberdrola a better equilibrium in Spanish gas and electricity sectors. Also, both companies consider that the operation will accelerate Spain’s energy sector’s reorganisation and liberalisation processes, increasing effectively the competition and benefiting the consumers. Furthermore, the transaction improves the companies’ position in international markets where gas and power integration is the trend, as other European deals underway confirm.

Barcelona, 5th September 2005.

1

IMPORTANT LEGAL INFORMATION

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

This communication is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) are persons falling within Article 47 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“financial journalists”) (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not

2

relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This communication, which has not been and will not be submitted to the French Autorité des marchés financiers, is made available in France only to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), provided in each case that such investors are acting for their own account, and/or to persons providing portfolio management financial services (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), all as defined and in accordance with Article L. 411-2 of the French Code monétaire et financier and Decreee no. 2005-1007 dated 2 August 2005.

3